SANDERS MORRIS HARRIS LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015
(in thousands)

Cash flows from operating activities:	
Net loss	$ (4,350)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	278
Loss on sales/disposals of assets	33
Realized losses on investments	3,479
Losses on settlement of notes receivable	1,416
Deferred income taxes	(577)
Net change in:	
Receivables	304
Receivable from parent and affiliates	(1,358)
Other assets and prepaid expenses	620
Accounts payable and accrued liabilities	(801)
Accrued compensation	(1,417)
Net cash used in operating activities	(2,373)
Cash flows from investing activities:	
Capital expenditures	(28)
Proceeds/distributions from investments, net	5,958
Proceeds from notes receivable	4,676
Net cash provided by investing activities	10,606
Cash flows from financing activities:	
Distributions to equity members	(10,425)
Net decrease in cash and cash equivalents	(2,192)
Cash and cash equivalents at beginning of year	9,183
Cash and cash equivalents at end of year	$ 6,991
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for income taxes	$ 7
Cash paid for interest	$ 3

The accompanying notes are an integral part of this consolidated financial statement.